UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

GRAPHON CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

388707101

(CUSIP Number)

Joyce J. Mason, Esq.

General Counsel and Secretary

IDT Corporation

520 Broad Street

Newark, New Jersey 07102

(973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON IDT Capital, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 36-4568911
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER N/A
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of Common Stock
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

1	NAME OF REPORTING PERSON IDT Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 223415036
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER N/A
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of Common Stock
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

1	NAME OF REPORTING PERSON Howard S. Jonas I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER N/A
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of Common Stock
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of GraphOn Corporation, a Delaware corporation (“GraphOn” or the “Issuer”), having its principal executive offices at 5400 Soquel Avenue, Suite A-2 Santa Cruz, California 95062.

Item 2.	Identity and Background

(a) - (b) This amendment is being filed jointly by IDT Capital, Inc., a Delaware corporation (“IDT Capital”), IDT Corporation, a Delaware corporation (“IDT”), and Howard S. Jonas, a United States citizen (“Jonas”, and collectively with IDT Capital and IDT, the “Reporting Persons”).

IDT Capital is a holding company that invests in, develops and operates businesses in a variety of industries. IDT Capital is a wholly owned subsidiary of IDT. The address of its principal office and principal place of business is 520 Broad Street, Newark, New Jersey 07102.

IDT is a holding company, which runs its businesses through its IDT Telecom, Inc., IDT Energy, Inc., IDT Capital, Inc., Net2Phone, Inc. and other subsidiaries. The address of its principal office and principal place of business is 520 Broad Street, Newark, New Jersey 07102.

Jonas is the Chairman of the Board of Directors of IDT, Chairman of the Board of Directors of IDT Telecom, Inc. and Chairman of the Board of Net2Phone, Inc., and owns capital stock possessing approximately 64% of the voting power of IDT. The address of his principal place of business is 520 Broad Street, Newark, New Jersey 07102.

(c) The name, business address, and principal occupation of each executive officer and director of IDT Capital and IDT are set forth in Exhibits 1 and 2, respectively, hereto and are incorporated herein by reference.

(d) - (e) During the last five years, none of the Reporting Persons, nor to the best of IDT Capital’s knowledge any executive officer or director of IDT Capital, nor to the best of IDT’s knowledge any executive officer or director of IDT, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

(f) To the best of IDT Capital’s knowledge, each of its executive officers and directors named in Exhibit 1 is a United States citizen.

To the best of IDT’s knowledge, each of its executive officers and directors named in Exhibit 2 is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

Not applicable.

Item 5.	Interest in Securities of the Issuer

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Name, business address and principal occupation of each executive officer and director of IDT Capital.

Exhibit 2	Name, business address and principal occupation of each executive officer and director of IDT.

Exhibit 3	Joint Filing Agreement, dated as of February 14, 2005, by and among IDT Capital, IDT and Howard S. Jonas.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2008

IDT CAPITAL, INC.

By:	/s/ Stephen Brown
Name:	Stephen Brown
Title:	Chief Executive Officer

IDT CORPORATION, INC.

By:	/s/ Joyce J. Mason
Name:	Joyce J. Mason
Title:	Executive Vice President

/s/ Howard S. Jonas
Howard S. Jonas